

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2018

Annmarie Gayle
Chief Executive Officer
Coda Octopus Group, Inc.
7380 West Sand Lake Road
Suite 500
Orlando, FL 32819

   Re: Coda Octopus Group, Inc.
    Registration Statement on Form S-3
    Filed April 23, 2018
    File No. 333-224408

Dear Ms. Gayle:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact J, Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions.

           Division of Corporation Finance
           Office of Transportation and Leisure